October 17, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (201)261-1995

Mr. Ronald E. Hermance, Jr.
Chairman, President and Chief Executive Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652

Re: Hudson City Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-26001

Dear Mr. Hermance:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joyce Sweeney
Reviewing Accountant